UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549


                                 SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. _________)*


            MacDermid, Inc.
            ------------------------------------------------------------------
                                 (Name of Issuer)


            Common Stock
            ------------------------------------------------------------------
                          (Title of Class of Securities)


                                     554273102
                           ---------------------------
                                  (CUSIP Number)



            Check the following line if a fee is being paid with this settlement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            CUSIP No. 554273102         13G                     Page 2 of 5


            1.   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Shawmut National Corporation (#06-1212629)
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            2.   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
                                                                   (a)______

                                                                   (b)__X__
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            3.   SEC USE ONLY


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            4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Connecticut/United States of America
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                           5.   SOLE VOTING POWER
            NUMBER OF                15,250 Shares
            SHARES
            -------------------------------------------------------
            BENEFICIALLY   6.   SHARED VOTING POWER
            OWNED BY                734,455 Shares
            EACH
            -------------------------------------------------------
            REPORTING      7.   SOLE DISPOSITIVE POWER
            PERSON                   15,250 Shares
            WITH
            -------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                    177,988 Shares
            -------------------------------------------------------------------
            9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 749,705 Shares
            -------------------------------------------------------------------
            10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*

                ---------------------------------------------------------------
            11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 21.0%
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            12.  TYPE OF REPORTING PERSON*

                 HC, BK
            -------------------------------------------------------------------


                      * SEE INSTRUCTION BEFORE FILLING OUT!

            Item   1(a).   Name of Issuer.

                           MacDermid, Inc.

            Item   1(b).   Address of Issuer's Principal Executive
                           Offices.

                           50 Brookside Road
                           Waterbury, CT  06708


            Item   2(a).   Name of Person Filing.

                           Shawmut National Corporation

            Item   2(b).   Address of Principal Business Office.

                           777 Main Street, Hartford, CT  06115

            Item   2(c).   Citizenship.

                           United States of America

            Item   2(d).   Title of Class of Securities.

                           Common Stock

            Item   2(e).   CUSIP Number.

                           554273 10 2


            Item   3.      Statements Filed Pursuant to Rule 13d-1(b) or

                           13d-2(b).

                           The person filing is a:

                           (b) X Bank has defined in Section 3(a)(b) of the Act

                           (g)  X Parent Holding Company, in accordance
                                with s240.13d-1(b)(ii)(G)


            Item   4.      Ownership.  (See Item 6)

                           (a)  Amount beneficially owned (as of
                                December 31, 1993: 749,705 shares.)

                           (b)  Percent of class:  21.0%

                           (c) Number of shares as to which such person has:

                                (i)    Sole power to vote or to direct
                                       the vote           15,250 shares

                                (ii)   Shared power to vote or to direct
                                       the vote          734,455 shares*

                                (iii)  Sole power to dispose or to direct
                                       the disposition of 15,250 shares

                                (iv)   Shared power to dispose on to direct
                                       the disposition of 177,988 shares

                                     *All shares are held by Shawmut
                                     Bank, N.A. (the "Bank") as Trustee
                                     of the MacDermid Retirement Stock
                                     Ownership Plan (the "Plan").  In
                                     accordance with the terms of the
                                     Plan, these shares are voted in
                                     accordance with instructions given
                                     by employees participating in the
                                     Plan, and may be voted by the Bank
                                     only at the discretion of
                                     MacDermid, Inc.


            Item   5.      Ownership of Five Percent of Less of a Class.

                           Not applicable


            Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                           All of the shares reported as beneficially owned under Item 4(a), above, are held by the Bank in a fiduciary capacity. Shares are held by the Bank as trustee of the MacDermid, Inc. Retirement Stock Ownership Plan for the benefit of employee participants therein.


            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                           Shawmut Bank Connecticut, N.A.
                           Shawmut Bank, N.A.

                           Item 3 classification: (b) Bank as defined in Section 3(a)(6) of the Act.

            Item 8. Identification and Classification of Members of the Group.

                           Not applicable.


            Item   10.     Certification.

                           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                 SIGNATURE


                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                           SHAWMUT NATIONAL CORPORATION


            Date:  January 31, 1994  By  (Gunnar S. Overstrom)  President/COO
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                                              (Name)              (Title)